EXHIBIT 4.1

                                ARTISAN (UK) PLC

                                                                    26 June 2001

Stratus Services Group, Inc
500 Craig Road, Suite 201
Manalapan, NJ 07726
USA

Dear Sirs:

63,025,000 ORDINARY SHARES OF 1P EACH IN THE CAPITAL OF ENTERPRISEASIA.COM PLC ("EPA")

We write to confirm our agreement with you that we will sell and you will purchase 63,025,000 million ordinary shares of 1p each in the capital of EPA, together with all rights attaching to such shares at the date of this letter, for a consideration of 3p per share, which shall be satisfied by the allotment and issue to us, credited as fully paid up, of a total of 850,837 shares of Series A convertible preferred stock of Stratus Services Group, Inc ("Stratus") having an aggregate status value of $2,552,511, the rights and being subject to the restrictions set out in the attachment to this letter.

The said preferred shares will be allotted and issued to us at a meeting of the board of Stratus to be held on or before the date of this letter and a certificate in respect of such shares will be delivered to our agent, Griffin Securities, at its offices at New York not later than 5 p.m. (New York time) on Wednesday 27 June 2001 and, against receipt of such certificate and agreement and the documents referred to in the following paragraph, we will deliver or procure delivery to you of a duly executed stock transfer in respect of the said shares of EPA together with the relative share certificate and the registration rights agreement duly executed on our behalf.

You will use best efforts to obtain stockholder approval of the conversion provisions of the preferred shares in accordance with the rules of the Nasdaq Stock Market ("Stockholder Approval").

We agree that for the period of three years from the date of this letter all voting rights attaching to the said preferred shares shall be exercisable by Mr Joseph J. Raymond, Sr. as our proxy provided that he shall continue during that period to be the Chairman of the Board of Directors of Stratus. Subject to the Stockholder Approval, each preferred share shall be convertible into one Stratus common share and said shares underlying the conversion shall be registered in accordance with "Schedule 2 Registration Rights" of the Subscription Agreement entered into 26 June 2001 between Stratus and Artisan.com Limited. In addition, Sections 5 and 7-22 of the Subscription Agreement are incorporated herein, mutates mutandis. Furthermore, Artisan warrants and represents that it will transfer the EPA shares free and clear of all liens and encumbrances.

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Our obligations under this letter shall be conditional on your delivering to us
(or to our agent, as above) not later than 5:00pm (New York time) on Wednesday 27 June 2001:

1. an opinion signed by Counsel satisfactory to us and in a form satisfactory to us as to the due incorporation, good standing and such other matters relating to Stratus and the due execution of this letter of agreement and the allotment and issue of the preferred convertible shares as we may require;

2. certified copies of the constitutional documents of Stratus and of the documents constituting the preferred convertible shares;

3. a certified copy of the minutes of the meeting of the Board of Stratus approving this letter of agreement;

4.    the duplicate of this letter duly executed on your behalf.

Please confirm your agreement to the above terms by signing and returning to us the enclosed duplicate of this letter, which will then constitute an agreement which will be legally binding on each of us. The agreement is to be in all respects governed by and interpreted in accordance with the laws of England and both you and we agree to the non-exclusive jurisdiction of the Courts of England.

Yours faithfully


/s/ Stephen Dean

ARTISAN (UK) PLC

On duplicate:

We accept and agree to be bound by the terms set out in the letter of which this is a duplicate.


Signed /s/ Joseph J. Raymond            Dated: June 25, 2001
       ---------------------------             ---------------------------------

Duly authorised for and on behalf of Stratus Services Group, Inc.

Attachments